January 29, 2007
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

Re:	Meridian Fund, Inc.
Securities Act File No. 2-90949
Investment Company Act File No. 811-4014
Gentlemen:
Pursuant to Section 24(b)(1) under the Investment Company Act of 1940, and Rule 24b-2 thereunder, enclosed on behalf of Meridian Fund, Inc., updated web site pages for www.meridianfund.com which contain information for the Meridian Growth Fund, Meridian Value Fund and Meridian Equity Income Fund.
Very truly yours,
Rob Ficarro
Assistant Secretary

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

Investment Philosophy
Open an Account
Shareholder Services
Privacy Policy
Short Term Trading Policy
Disclosure of Portfolio Holdings
Proxy Voting

## Welcome to Meridian Fund

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

## Daily Prices

MERDX | MEIFX | MVALX

Sign Up For Email Alerts

## In the News

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine January 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

2006 Income and Capital Gain Distributions

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the
Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One ( © 2006 REUTERS. Click for Restrictions ) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception. Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no
load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. The Wall Street Transcript interview with Richard Aster Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load,
diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O’Connor. The 2006 Wall Street Transcript interview with Jamie England Lipper Ranks Meridian Value Fund Number One
( © 2006 REUTERS. Click for Restrictions ) Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

REPRINTED FROM DECEMBER 25, 2006 Long-Term Value Investing JAMES H. ENGLAND JR. is a Portfolio Manager with Aster Investment Management, Inc. He worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a Research Associate and then as an Analyst covering the consumer and retail sector. While pursuing his Master’s degree, Mr. England worked in the equity sales and trading department at Goldman Sachs in New York. Following business school and immediately prior to joining the firm, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. He joined Aster Investment Management in August 2001. His formal education included an undergraduate degree in Commerce from McGill University and a Master’s degree in Business Administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charterholder. TWST: Would you please start by telling us about Aster Investment Management and the Meridian Funds? Mr. England: Aster Investment Management has been around for over 20 years and has about $3.8 billion in assets between three mutual funds: the Meridian Growth Fund, the Meridian Value Fund, and the Meridian Equity Income Fund. Rick Aster founded the firm and is the lead manager of all three funds. Rick’s primary focus is the Meridian Growth Fund. We use a research team approach here. Larry Cordisco, Jim O’Connor, and I do the primary research on the companies we invest in, while Rick oversees the strategy and provides daily guidance on the stocks. I do most of the day-to-day portfolio management with input from Rick, Larry, and Jim. I have been working on the Meridian Value Fund for more than five years. Larry has been here for over three years and Jim has been here for almost three years. TWST: How has the Meridian Value Fund performed over the last year? You had an excellent track record the last time we talked to you. How did you do over the past year and what is the outlook for value going forward? Mr. England: We have a strong long-term track record and we’ve done well in 2006. This year, we are beating the S&P 500 for the seventh time in the past eight years and currently we are in the top 20% of our peer group as measured by the rating agencies. Over the past five years, we have returned an annualized 12.3% compared to 7% for the S&P 500. We have been one of the top funds in the country for the past 10 years with a 17.2% annualized return. We are confident in our strategy. Value investing has the best long-term record. Our value strategy is somewhat unique. We look for companies that are having problems that we measure as declining year-over-year earnings. We research these companies to de- MONEY MANAGER

INTERVIEW MONEY MANAGER INTERVIEW LONG — TERM VALUE INVESTING termine the source of the problem. The problem usually fits a few patterns. It can be the general economy, a problem specific to a certain industry, or a company-specific problem. Company-specific problems can vary widely, but there are several common ones. Acquisitions become problematic, a company misses a product cycle and loses market share, sometimes a company enjoys strong growth for a period of time and loses control over operations, or it could just be a case of mismanagement. We look at these companies, figure out why they are having problems and then research the companies we believe will resume sustainable earnings growth. These are the ones we invest in. Right now, the climate for the strategy is good and improving. We firmly believe that the strategy will outperform over the long term, and it has. But we do not expect to outperform every year, and over the past few years it has been tough. Corporate earnings have been unusually strong. I believe the third quarter of 2006 marked the 17th consecutive quarter of double-digit S&P 500 earnings growth, the longest such streak in history. In this atypically strong environment, we saw fewer companies having problems, and this was a temporary headwind. TWST: The mid-cap area is often called the sweet spot. What attracts you to that arena? Mr. England: Mid-cap companies are big enough and have been around long enough to have a decent track record and an established business, but are not big to the point of limiting growth. It’s easier for a company to go from $5 billion to $10 billion than it is for a $50 billion company to go to $100 billion. That being said, we find also plenty of good large cap and small cap candidates. TWST: Tell us about the investment process and what characteristics and valuation metrics you’re looking for in potential holdings. Mr. England: Our ideal holding is a temporarily broken growth company that operates in an attractive and growing industry and has a leading and defensible market position. We like a solid balance sheet, good management and the potential for strong returns on capital and free cash flow generation. A reasonable valuation is important. It’s difficult to find companies that meet all of these criteria. No company is a perfect fit. We avoid companies that, in our opinion, are in a secular decline. We don’t invest in any companies that, by our analysis, can’t grow earnings for at least two years. “Our ideal holding is a temporarily broken growth company that operates in an attractive and growing industry and has a leading and defensible market position. We like a solid balance sheet, good management and the potential for strong returns on capital and free cash flow generation.” The trend is turning around. Overall earnings growth is still okay, but should be in the single digits for the next several years, which is more normal. There are now more better-quality companies having earnings problems. The economy is clearly slowing down, and this is good for our investment style. We are optimistic about the current environment. TWST: You invest in all-cap. What is the approximate composition of large, mid- and small cap companies in your Fund? Has that changed? Mr. England: I don’t think the mix has changed significantly over the years. The current breakdown is roughly 50% mid-cap, 15% small cap and 35% large cap. We don’t manage to a particular weighting by market cap. Typically the majority of the stocks we hold are in the mid-cap area. That tends to be where we find the most value, at least at this time. Price to normalized earnings is our main valuation criterion. We try to determine what we believe a company can earn in three to five years once the problems are fixed. We compare this earnings level to the current price. Free cash flow yield is another important measure for us. We look at all valuation parameters, but these are the top two. To find investment candidates, we run screens for companies that are having problems. We identify the ones that, in our view, have strong financial characteristics and will resume growth. We read the financial statements, follow any news, listen to conference calls, talk to management, and meet with the management in most cases. Sometimes the decision is easy, but more often we monitor companies for several months and sometimes years before investing. Our research team may monitor over 100 companies at any given time.

MONEY MANAGER INTERVIEW LONG — TERM VALUE INVESTING TWST: How many holdings do you generally have in the Fund? Mr. England: Right now, we have about 60. This is down from approximately 75 to 80 a year ago. We made the decision to become more focused, and we increased our concentration in specific companies. This number will go up or down depending on the environment, but for now we believe 60 is the right number. TWST: Do you have a cash position? Mr. England: It is approximately 5% and usually does not stray much from there. TWST: What sectors are you overweight or under- weight in at this time? Mr. England: We are not significantly overweight in any sector at this time. We do not pay a lot of attention to sector weightings. Our strategy is bottom-up, so we tend to be weighted where we find the best candidates. We are somewhat underweight in energy, and again, this is a function of our strategy. Our energy investments have done The semiconductor industry is tough and volatile, but we believe En-tegris will outgrow the industry for the foreseeable future. Entegris’ specialty is micro-contamination control. They sell systems and products that allow semiconductor manufacturing companies to manufacture, handle, and ship semiconductors in increasingly complicated and demanding environments. Entegris produces gases, liquids, containers, and filtration products. It is the leader in this market with over a 50% share for many of its products. The semiconductor manufacturing process becomes increasingly complicated as companies fit more capabilities onto smaller chips. This increases the risk of contamination and increases demand for products that Entegris makes. We believe this is a secular trend that will benefit the company for the foreseeable future. The company should also benefit from the merger, which was between Entegris and Mykrolis. The two companies had complementary technologies that have since been used to develop new products that would not have been possible for either company alone. They had different customer bases within the same industry, which “Entegris makes capital equipment and consumables for the semiconductor industry. The company caught our attention after earnings declined in 2005 due to a dilutive merger, restructuring costs associated with that merger, and a downturn in the semiconductor industry. The semiconductor industry is tough and volatile, but we believe Entegris will outgrow the industry for the foreseeable future.” well over the past couple of years. We’ve trimmed them due to earnings strength and price appreciation. We have reinvested the proceeds in companies that are earlier in the recovery process. With the industry performing well, there have been few new candidates that meet our strategy. We have some exposure to energy, but we’re underweight relative to the market. It is more our strategy than a bearish view on energy. TWST: What are some of the stocks that you have found over the last year or so that are representative of your investment approach? Mr. England: A good example is Entegris (ENTG). Ente-gris makes capital equipment and consumables for the semiconductor industry. The company caught our attention after earnings declined in 2005 due to a dilutive merger, restructuring costs associated with that merger, and a downturn in the semiconductor industry.

MONEY MANAGER INTERVIEW — LONG-TERM VALUE INVESTING

has created an opportunity for cross-selling. With new products, new customers and a favorable secular trend, we believe this company is poised to excel.

In the meantime, the downside should be reasonable, given the stock's valuation. It trades now for approximately $10.50 and the company has over $1.50 cash per share. We think normalized earnings in three to five years can be $0.90, up from estimates of $0.60 this year. Taking out the cash, the stock trades at a p/e of 10 times normalized earnings, which is attractive, and 15 times current year earnings, which is quite reasonable. There is a downside if the industry worsens, but we are confident with the long-term outlook for **Entegris**.

*"Liz Claiborne believes international markets are under-penetrated, and international sales could go from 26% of total sales today to 35% over the next several years. Liz Claiborne has a strong record of successful acquisitions, which could be another way to drive growth. The company has a history of high returns on equity, which gives us additional confidence."*

**TWST: And that's a tech stock in a value fund. That's great.**

**Mr. England:** Yes. Because we focus on earnings growth and normalized earnings, our Fund usually has a higher growth profile than your typical value fund.

**TWST: What about another stock?**

**Mr. England: Liz Claiborne** (LIZ) is an apparel manufacturer with a wide collection of brands. Some examples are Liz Claiborne, Dana Buchman, Sigrid Olsen, Lucky Jeans, and Juicy Couture. It sells through its own stores, department stores, and other retailers. Earnings declined this year mainly due to inventory adjustments at department stores, much of which was caused by the merger of **Federated** (FD) and May that included a large number of store closures. **Federated** is a large player in the industry, and many apparel companies suffered. We believe that the worst is over and department stores appear to be improving. **Federated**'s sales have been particularly strong lately.

There are several other factors that should help earnings growth. The company has been undergoing restructuring, and this should reduce costs and benefit earnings going forward. Secondly, **Liz Claiborne**'s own stores have been doing well with positive same-store sales this year, and there are good opportunities for expansion. The company has several high growth brands that are doing well right now, such as Lucky, Juicy Couture, and Enyce. They should become a bigger part of the company and drive growth.

The company believes international markets are under-penetrated, and international sales could go from 26% of total sales today to 35% over the next several years. **Liz Claiborne** has a strong record of successful acquisitions, which could be another way to drive growth. The company has a history of high returns on equity, which gives us additional confidence. We believe earnings will grow from about $3 per share this year to $4 per share over the next few years. The stock trades in the low $40s, or just over 10 times our estimate of normalized earnings, which we believe is an attractive valuation.

**1-Year Daily Chart of Liz Claiborne**


46
44
42
40
38
36
34
32
Volume
©BigCharts.com
Feb
Mar
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

*Chart provided by www.BigCharts.com*

**TWST: What about financial stocks?**

**Mr. England:** We have a few banks, some insurance holdings and REITs. We don't have an outlook on the sector, but we have done well with stocks such as **JPMorgan Chase** (JPM). A recent purchase was **Annaly Capital Management** (NLY). **Annaly** invests in mortgages. They differentiate themselves by focusing on the best quality credits. Their credit risk is close to zero. We believe that in

MONEY MANAGER INTERVIEW LONG — TERM VALUE INVESTING 2007, many mortgage holders will be pressured by rising interest rates due to resetting adjustable ARMs and other exotic mortgages that have been popular in recent years. Companies that invest in the highest quality credits should benefit. Annaly will also benefit from a normal yield curve. History has shown that inverted yield curves do not last forever. The company is well positioned. TWST: What’s a recent purchase that you have made? Mr. England: A recent purchase was Beckman Coulter (BEC). We purchased shares this year and have increased the position recently. Beckman is a leading provider of clinical laboratory testing equipment and consumables. Earnings declined this year due to increased R&D spending and increased marketing costs to support ket. The stock’s current valuation, roughly 15 times normalized earnings, is attractive. TWST: What about on the sell side? What triggers an exit from your Fund? Mr. England: Ideally, a company fixes its problems and the stock does well for a year or two. We might still like the company, but after a few years of earnings growth, the stock just doesn’t fit our strategy anymore. So we will sell it and reinvest in a company early in the turnaround. There is another reason we sell. If the original problem does not go away and earnings continue to decline, or a new problem surfaces, we evaluate whether the situation is temporary and we need to be patient, or if we need to sell and move on. “Beckman Coulter: We expect earnings to grow from around $2.80 this year to over $4 during the next few years. The stock sells at $60, so it’s not particularly cheap on the surface. But Beckman has achieved high returns on equity in the past and we believe ROE will exceed 25% in the future. This justifies a high p/e multiple, in our view.” new product launches. There was an impact from a change in the sales model of high-ticket testing equipment, which went from cash sales to a leasing model. Going forward, we believe earnings will grow strongly. The company is anniversarying the change in the sales model. The focus on product development should pay off. More than half of the company’s products have now been updated. This drives revenues, improves Beckman‘s competitive position and allows for better pricing. The consumables business is growing strongly due to new products and favorable demographic trends, and this benefits both revenue growth and margins. The company is also doing well in a product area called immunoassays, and this should be a high growth, high margin business. The company is also well positioned to capitalize on the growth of clinical testing in China. We expect earnings to grow from around $2.80 this year to over $4 during the next few years. The stock sells at $60, so it’s not particularly cheap on the surface. But Beckman has achieved high returns on equity in the past and we believe ROE will exceed 25% in the future. This justifies a high p/e multiple, in our view. Typically, companies in their sector trade at a premium to the mar- 1-Year Daily Chart of Beckman Coulter Chart provided by www.BigCharts.com TWST: What is the average turnover in the portfolio? Mr. England: The average is about two-thirds. Our typical holding period is about a year and a half, but we will hold stocks longer if it looks like the turn is happening but is taking longer to play out.

MONEY MANAGER INTERVIEW — LONG-TERM VALUE INVESTING

**TWST: What are some examples of core holdings that you've held for longer times?**

**Mr. England:** One is **Manitowoc** (MTW). This is a position we have trimmed recently, but we've owned it for almost three years. The company has three businesses — large cranes, food service equipment, and shipbuilding. Initially, earnings had declined due to a cyclical decline in the market for large cranes, and the company also had problems with their shipbuilding business. Now, the crane market is booming. This has been driven by a rebound in North American commercial construction and strong international demand, particularly in China. The shipbuilding results have also improved and the food service segment is steady.

The company is guiding earnings per share to approach $4 next year, which is up from the $0.39 they earned in the year before we invested. It took a while for the company's earnings to take off. Demand was improving, but margins were held back by runaway steel prices. We saw the turn playing out, but it wasn't showing up in earnings. We had to be patient in this case. The results eventually improved, and the stock has done well for us. We trimmed the position to reinvest in companies that are early in the turnaround. We believe **Manitowoc** is a solid company with bright prospects. I believe management has done a great job, but after three years of earnings growth, it doesn't fit our strategy anymore.

**TWST: Do you like turnaround situations?**

**Mr. England:** Yes, absolutely. While our ideal company is a temporarily broken growth company, we also find value in companies in less exciting industries or with lower growth profiles. There can be an opportunity to boost margins through restructuring, better operating procedures or to reinvigorate growth through new products. New management often facilitates this, and we look for those situations. A slow growth company can improve margins, returns, and earnings. This can lead to good results in a stock that might not be in the most exciting sector.

**TWST: What about mergers and acquisitions? Does that impact your investment at all?**

**Mr. England:** There are two ways it impacts us. Acquisitions are difficult to integrate, so often problems crop up. This interests us if it leads to declining earnings.

Secondly, companies having problems often get bought out. We have seen a lot of that this year, though we haven't benefited much, other than that we owned **Symbol Technologies** (SBL), which is being acquired by **Motorola** (MOT). This year, buyers have been willing to pay up for companies that are having significant problems. We have seen several companies acquired that we were monitoring, but we did not believe the earnings turn was secure enough to invest. That has hurt us a bit, but at the same time, I believe several of our companies are attractive acquisition candidates.

*"Manitowoc has three businesses — large cranes, food service equipment and shipbuilding. The company is guiding earnings per share to approach $4 next year, which is up from the $0.39 they earned in the year before we invested. It took a while for the company's earnings to take off. We believe Manitowoc is a solid company with bright prospects."*

**1-Year Daily Chart of Manitowoc**


MTW Daily
12/19/06
65
60
55
50
45
40
35
30
25
20
Volume
©BigCharts.com
6
4
2
0
Millions
06
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

*Chart provided by www.BigCharts.com*

**TWST: What you do to try to control risk in the portfolio?**

**Mr. England:** Most of the companies we invest in have already had significant problems. The stocks are usually washed out,

MONEY MANAGER INTERVIEW LONG — TERM VALUE INVESTING and this, in our opinion, limits risk. Also, once a stock does well, we usually trim the position. We are sensitive to valuations. The portfolio is diversified and, because of our strategy, we don’t chase hot sectors. If anything, it is the opposite. We are usually investing in out-of-favor sectors, which should limit downside. All of these things do reduce risk, and we have been praised by at least one rating agency for our low volatility. TWST: What do you like to see companies do with their free cash flow? Do you like dividends or stock buybacks? Mr. England: A company with good growth opportunities should reinvest free cash at a high return in the core business. Many companies don’t have such opportunities. If the balance sheet is strong, we are fairly neutral between buybacks and dividends, as long as the buybacks are actually reducing the shares outstanding rather than simply offsetting option grants. Companies with highly leveraged balance sheets need to pay down debt before dividends and buybacks are increased. TWST: Who are your typical investors? Mr. England: Our typical investor is an individual. I believe our average investor in the Fund has a holding of approximately $21,000. We do have some larger accounts, but most of our assets come from individual investors. They may be directed to the Fund by investment advisers. Our minimum investment is low at $1,000; we are a no-load Fund and our fees are reasonable. The Fund is very accessible. TWST: What do you think distinguishes your investment approach at Aster from that at other firms? What do you bring to the table that others might not? Mr. England: Our strategy is the differentiating factor. It is somewhat unique, and we stick with it at all times. We’ve done historical research on the strategy and believe that over the long term, it outperforms, if executed properly. I also believe our research team approach is different. That benefits us due to the experience we have at the firm and the continuity of the team. TWST: What advice would you give to investors today about entering the stock market? Why would you recommend value these days? Mr. England: My main advice to any investor in the stock market is that a long-term orientation is essential. Invest an amount in equities that you can afford to leave in the market for a number of years. We believe value investing will outperform the market over the long term and that equities will continue to outperform other asset categories. TWST: Thank you. Note: Opinions and recommendations are as of 12/18/06. JAMES H. ENGLAND JR. Aster Investment Management Co., Inc. 60 E. Sir Francis Drake Blvd. Suite 306 Larkspur, CA 94939 (415) 461-8770 © 2007 The Wall Street Transcript, 48 West 37th Street, NYC 10018 Tel: (212) 952-7400 • Fax: (212) 668-9842 • Website: www.twst.com